Filed Pursuant to Rule 433

Registration Statement No. 333-223208

February 10, 2020

For investors seeking to grow their wealth by investing in equities, the birth of Big Data represents an unprecedented opportunity. Continues through next screen…

Everything from satellite imagery of crops in America’s heartland to customer foot traffic patterns at a shopping mall to up to the minute social media posts can now be analyzed to gain new insights on a particular company or the markets and make better informed investment decisions..

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However the sheer amount of data now being generated each day is staggering, and the gap between what is available and what humans can take in and analyze is wide and will only continue to grow.

Successful investment strategies of the future need the ability to keep up with the growing amount of data being generated each day.

This is why the Artificial Intelligence (“AI”) professionals at EquBot developed the AI Powered US Equity Index, or AiPEX.

AiPEX is a new index; the first and only rules-based equity strategy to use IBM Watson’s AI capabilities, and is designed to not only keep up with, but to thrive in an increasingly complex world of data.

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With the power of AI, AiPEX is able to simulate an army of research analysts and traders working around the clock to gather market insights and learn from millions of data sources each day.

AiPEX applies these insights to select approximately 250 US companies each month whose stock prices are poised for growth, and will continue to learn and evolve as headlines break and new information becomes available.

Because rapid movements in the market can create greater potential risk to long-term returns…

AiPEX features a daily volatility control mechanism with a target of six percent (6%).

This mechanism works by increasing allocation to equities when markets are calm and decreasing allocation to equities when markets are volatile. This can result in a smoother return profile over time.

AiPEX is available exclusively from HSBC and its partners. Please consult your financial professional for availability.

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